Exhibit 1.1

CONTACTS Chief Financial Officer Meir Moshe +972-3766-8610 Corporate Media Relations Brian Gallagher +1 201-785-3206 briang@radware.com

Radware Ltd. Announces Second Quarter 2013 Results

* Quarterly Revenues of $46.8 Million

* Quarterly Non-GAAP EPS $0.15

TEL AVIV, ISRAEL: July 25, 2013 — Radware® (NASDAQ: RDWR), a global leader of application delivery and application security solutions for virtual and cloud data centers, today reported quarterly revenues of $46.8 million for the second quarter of 2013.

Net income on a GAAP basis for the second quarter of 2013 was $4.9 million or $0.11 per diluted share, compared with net income of $7.6 million or $0.16 per diluted share for the second quarter of 2012.

Net income on a Non-GAAP basis for the second quarter of 2013 was $7.1 million or $0.15 per diluted share, compared with net income of $10.0 million or $0.21 per diluted share for the second quarter of 2012.

At the end of the second quarter 2013, following the cash payment related to the shares repurchase in the amount of approximately $2.8 million, the company’s overall cash position including cash, short-term and long term bank deposits and marketable securities amounted to $272.4 million.

The earnings per share presented for all prior periods were restated to reflect the effects of the stock split that occurred April 12, 2013.

“We maintain a strong focus on the application delivery and network security markets with our ADC and attack mitigation solutions. As drivers in the marketplace such as mobile data, SDN, cloud computing and cyber security continue to increase, we feel we can grow our market share and revenues for the coming years,” stated Roy Zisapel president and chief executive officer, Radware. “In North America, where these trends are impacting the market ahead of the international markets, we are already seeing strong revenue growth and we are focused on expanding this growth to the international markets.”

During the second quarter 2013, Radware released the following significant announcements:

•	Radware’s DDoS Mitigation Technology Selected by Data Foundry

•	Radware’s Attack Mitigation System Wins 2013 Network World Asia Information Management Award

•	Radware Introduces DefenseFlow™ Using Cisco eXtensible Network Controller to Offer SDN DoS and DDoS Protection as a Native Network Service

•	Radware Ltd. Announces First Quarter 2013 Results

•	Radware Announces $40 Million Share Buyback Plan

•	Radware Unveils Comprehensive SDN Strategy and Introduces New SDN Application: DefenseFlow™

Company management will host a quarterly investor conference call at 8:45am ET on July 25, 2013. The call will focus on financial results for the quarter ending June 30, 2013 and other matters related to the Company’s business.

The conference call will be webcast on July 25, 2013 at 8:45am ET in the “listen only” mode via the Internet at: http://www.radware.com/Company/InvestorRelations/default.aspx and will be available for replay during the next 30 days.

Please use the following dial-in numbers to participate in the second quarter 2013 call:

Participants in the US call: Toll Free +1 800- 230-1074
International participants call: +1 612 332-0530
Conference ID:  296032

About Radware
Radware (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual and cloud data centers. Its award-winning solutions portfolio delivers full resilience for business-critical applications, maximum IT efficiency, and complete business agility.  Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com.

Radware encourages you to join our community and follow us on LinkedIn, Radware Blog, Twitter, YouTube and the Radware Connect app for iPhone®.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets, acquisition related expenses, and exchange rate differences, net on balance sheet items included in finance income. Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Radware’s management believes the non-GAAP financial information provided in this release       is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. These statements are based on current expectations and projections that involve a number of risks and uncertainties.  There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates.  These risks and uncertainties, as well as others, are discussed in greater detail in Radware’s Annual Report on Form 20-F and Radware’s other filings with the Securities and Exchange Commission.  Forward-looking statements speak only as of the date on which they are made and Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.  Radware’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31, 2012	June 30, 2013
		(Unaudited)
Current assets
Cash and cash equivalents	20,048	16,535
Available-for-sale marketable securities	14,004	29,036
Short-term bank deposits	54,155	9,266
Trade receivables, net	18,408	26,351
Other receivables and prepaid expenses	3,975	5,556
Inventories	12,545	13,942
	123,135	100,686

Available-for-sale marketable securities	121,114	105,250
Long-term bank deposits	65,625	112,328
	186,739	217,578

Property and equipment, net	13,589	16,329
Intangible assets, net	5,128	6,628
Other assets	4,594	4,726
Goodwill	24,465	30,069

Total assets	357,650	376,016

Current liabilities
Trade payables	9,915	8,896
Deferred revenues, other payables and accrued expenses	56,605	60,844
	66,520	69,740

Long-term liabilities	19,900	23,912

Shareholders’ equity
Share capital	599	607
Additional paid-in capital	249,739	255,236
Accumulated other comprehensive income	2,078	1,078
Treasury stock, at cost	(18,082)	(20,884)
Retained earnings	36,896	46,327
Total shareholders’ equity	271,230	282,364

Total liabilities and shareholders' equity	357,650	376,016

Condensed Consolidated Statements of Income
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended June 30,		For the Six months ended June 30,
	2012	2013	2012	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	46,802	46,822	91,823	91,948
Cost of revenues	8,810	8,936	17,342	17,516
Gross profit	37,992	37,886	74,481	74,432
Operating expenses:
Research and development, net	8,943	10,244	18,095	20,113
Selling and marketing	19,017	20,419	37,704	39,959
General and administrative	2,427	2,791	4,831	5,801
Total operating expenses	30,387	33,454	60,630	65,873
Operating income	7,605	4,432	13,851	8,559
Financial income, net	989	1,235	2,491	2,350
Income before taxes on income	8,594	5,667	16,342	10,909
Taxes on income	(1,043)	(722)	(1,918)	(1,478)
Net Income	7,551	4,945	14,424	9,431

Basic net earnings per share	$0.17	$0.11	$0.33	$0.21

Weighted average number of shares used to compute basic net earnings per share	43,719,250	44,828,701	43,335,396	44,728,138

Diluted net earnings per share	$0.16	$0.11	$0.31	$0.20

Weighted average number of shares used to compute diluted net earnings per share	46,798,988	46,689,174	46,536,900	46,848,299

*) On April 12, 2013, the Company affected a  stock split of the Company's ordinary shares of two (2) for one (1). The earnings per share amounts and the share data presented for all prior periods were restated to reflect the effects of the stock split.

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended June 30,		For the Six months ended June 30,
	2012	2013	2012	2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

GAAP net Income	7,551	4,945	14,424	9,431
Stock-based compensation expenses, included in:
Cost of revenues	17	12	38	26
Research and development	279	402	607	673
Selling and marketing	860	640	1,826	1,247
General and administrative	254	258	528	492
	1,410	1,312	2,999	2,438
Amortization of intangible assets included in:
Cost of revenues	467	550	935	1,066
Selling and marketing	292	249	583	459
	759	799	1,518	1,525

Exchange rate differences, net on balance sheet items included in finance expenses	287	63	19	279

Acquisition related expenses	-	-	-	485

Non-GAAP net income	10,007	7,119	18,960	14,158

Non-GAAP diluted net earnings per share	$0.21	$0.15	$0.41	$0.30

Weighted average number of shares used to compute Non-GAAP diluted net earnings per share	46,798,988	46,689,174	46,536,900	46,848,299

*) On April 12, 2013, the Company affected a  stock split of the Company's ordinary shares of two (2) for one (1). The earnings per share amounts and the share data presented for all prior periods were restated to reflect the effects of the stock split.